UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The Exhibits to this Form 6-K are incorporated by reference into the registrant’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission (File No. 333-232256)

Exhibit Index

Exhibit	Description

1.1

Underwriting Agreement dated May 17, 2021, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., and the underwriters party thereto.

4.1

Indenture dated May 24, 2021, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIPC Holdings Inc., as guarantors, Brookfield Infrastructure Finance ULC, as issuer, Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company N.A., as U.S. trustee.

4.2

First Supplemental Indenture dated May 24, 2021, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIPC Holdings Inc., as guarantors, Brookfield Infrastructure Finance ULC, as issuer, Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company N.A., as U.S. trustee.

4.3	Form of 5.000% Subordinated Notes due 2081 (included as Annex A to Exhibit 4.2).

5.1	Opinion of Torys LLP as to matters of New York, Ontario and Alberta law, dated May 24, 2021.

5.2	Opinion of Appleby (Bermuda) Limited as to matters of Bermuda law, dated May 24, 2021.

23.1	Consent of Torys LLP (included as part of Exhibit 5.1).

23.2	Consent of Goodmans LLP, dated May 24, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: May 24, 2021	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary